United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale and BHP enter into an agreement on claims in the United Kingdom and the Netherlands

Rio de Janeiro, July 12, 2024 – Vale S.A. (“Vale” or “Company”) announces that it has entered into an agreement with BHP Billiton Brasil Ltda. (“BHP Brasil”), BHP Group (UK) Ltd and BHP Group Ltd (together, “BHP”) in relation to group action proceedings in the United Kingdom and the Netherlands relating to the Fundão Dam1 rupture in Brazil in 2015. The Fundão Dam was owned and operated by Samarco Mineração S.A.

As disclosed on December 2, 20222, Vale is a defendant to a contribution claim brought by BHP before the English Court, in connection with a group action claim brought against BHP by over 600,000 claimants seeking damages for alleged losses arising from the dam rupture (the “UK Claims”). BHP denies liability in the UK Claims.

As disclosed on March 19, 20243, Vale became a defendant in proceedings brought in the Netherlands on behalf of over 78,000 claimants who claim to have been affected by the dam rupture. As previously stated, Vale will assess the merits of those claims in due course and defend itself appropriately.

Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to which the contribution claim brought by BHP against Vale in connection with the UK Claims will be withdrawn. The effect of the agreement is that should BHP ultimately be found to have any liability to the claimants in the UK Claims, or should Vale ultimately be found to have any liability to the claimants in the Netherlands, such liability would be shared equally between BHP and Vale. All other terms of the agreement remain strictly confidential.

Vale reaffirms its commitment to repairing the damages caused by the Fundão dam rupture, in compliance with the terms of the 2016 Framework Agreement (“TTAC”) and the 2018 Governance Framework Agreement (“TAC Governance”) entered into with Brazilian public authorities, Samarco Mineração S.A. and its joint-venture owners, Vale and BHP Brasil.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

1 The Fundão Dam was owned and operated by Samarco Mineração S.A., a non-operated joint venture between BHP Brasil (a subsidiary of BHP Group LTD) and Vale.

2 With the title “Vale on contribution claim”, available here.

3 With the title “Vale clarifies about judicial orders in Netherlands”, available here.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 12, 2024		Director of Investor Relations